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Exhibit 12

LIBERTY MEDIA CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	6 MONTHS ENDED JUNE 30,
			YEAR ENDED DECEMBER 31,			10 MONTHS ENDED DECEMBER 31, 1999	2 MONTHS ENDED FEBRUARY 28, 1999
								YEAR ENDED DECEMBER 31, 1998
	2003	2002	2002	2001	2000
Earnings (losses) before income taxes, minority interest and share of losses of affiliates	$(586)	$(3,992)	$(4,748)	$(5,976)	$6,441	$(2,260)	$203	$2,072
Add:
Interest expense, including amortization of capitalized expenses related to indebtedness	226	215	423	525	246	288	26	104
Estimate of the interest within rental expense	9	11	23	25	17	10	1	9
Distributed income of equity affiliates	2	24	26	7	17	7	2	7

Earnings available for fixed charges	$(349)	(3,742)	(4,276)	(5,419)	6,721	(1,995)	232	2,192

Fixed Charges:
Interest expense, including amortization of capitalized expenses related to indebtedness	$226	215	423	525	246	288	26	104
Estimate of the interest within rental expense	9	11	23	25	17	10	1	9

Total fixed charges	$235	226	446	550	263	298	27	113

Ratio of earnings to fixed charges	—	—	—	—	25.56	—	8.59	19.40
Deficiency	$(584)	(3,968)	(4,722)	(5,969)	—	(2,253)	—	—

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  Exhibit 12
LIBERTY MEDIA CORPORATION CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)